

10031737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 8/25

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 18 2010
Washington, DC
110

SEC FILE NUMBER
8- 30840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2009 AND ENDING 06/30/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
A.M. Oppenheimer Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 Silverado
(No. and Street)

La Jolla CA 92037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allen M. Oppenheimer 858-454-3279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Coons, Timothy Alan
(Name – *if individual, state last, first, middle name*)

8677 Villa La Jolla Drive #1110 La Jolla CA 92037
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Allen M. Oppenheimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.M. Oppenheimer Securities, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

Please see attached JURAT

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 11th day of AUGUST,

2010 by ALLEN M. OPPENHEIMER,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature

(Notary seal)


KHOA HOANG
Commission # 1832224
Notary Public - California
San Diego County
My Comm. Expires Jan 20, 2013

OPTIONAL INFORMATION

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
    - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
    - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

DESCRIPTION OF THE ATTACHED DOCUMENT

OATH OR AFFIRMATION
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ________

(Additional information)

Timothy A. Coons, CPA PhD.
8677 Villa La Jolla Drive #1110
La Jolla, California 92037
619-846-0756
Fax 866-419-9560
A PCAOB SEC Registered CPA Firm

Independent Auditor's – Report on the Financial Statements

Board of Directors of
A.M. Oppenheimer Securities, Inc.
La Jolla, California

I have audited the accompanying statements of financial condition of A.M. Oppenheimer Securities, Inc. as of June 30, 2010 and 2009, and the related statements of income, cash flows, changes in shareholder's equity, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide reasonable basis for my opinion.

Dennis & Dennis, LLP, CPA's audited the financial statements for the year ended June 30, 2009 and issued their report dated August 3, 2009.

In my opinion, the financial statements and schedules referred to above present fairly, in all material respects, the financial positions of A.M. Oppenheimer Securities, Inc., as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Timothy A. Coons, CPA PhD.
July 29, 2010

A.M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2010 AND 2009

	2010	2009
ASSETS		
Current Assets:		
Cash	$ 6,143	$ 6,572
Other Assets:		
Investments, Available for Sale, At Fair Market Value	-	-
TOTAL ASSETS	$ 6,143	$ 6,572
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities	$ -	$ -
Shareholder's Equity:		
Common Stock, $1 par value; Authorized 100,000 shares, Issued and outstanding 5,500 shares	5,500	5,500
Additional Paid in Capital	121,693	117,493
Retained Earnings (Deficit)	(121,050)	(116,421)
	6,143	6,572
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 6,143	$ 6.572

See Notes to Financial Statements.

A.M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	Year Ended June 30, 2010	Year Ended June 30, 2009
Income		
Interest Income	$ 1	$ 10
Total Income	1	10
Operating Expenses		
Dues – SIPC	$ 150	$ 150
Fees – FINRA	255	180
License and State Fees	25	25
Tax – Franchise Tax Board	800	800
Audit Expense	1,000	1,300
Expense Sharing Reimbursement	2,400	1,000
Consulting and Miscellaneous Expenses	-	100
Total Operating Expenses	4,630	3,555
Net Income (Loss)	$ (4,629)	$ (3,545)

See Notes to Financial Statements.

A.M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	Year Ended June 30, 2010	Year Ended June 30, 2009
Operating Activities:		
Net Income(Loss)	$ (4,629)	$ (3,545)
Net Cash Provided (Used) by Operating Activities	(4,629)	(3,545)
Cash Flows from Investing Activities:		
Net Cash Provided (Used) by Investing Activities		
Cash Flows from Financing Activities:		
Increase in Paid in Capital	4,200	1,500
Net Cash Provided (Used) by Financing Activities	4,200	1,500
Increase (Decrease) in Cash	(429)	(2,045)
Beginning Cash Balances	$ 6,572	$ 8,617
Ending Cash Balances	$ 6,143	$ 6,572
Income Taxes Paid	800	800

See Notes to Financial Statements.

A.M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	Commom Stock	Additional Paid In Capital	Deficit	Total
Balance, June 30, 2008	$ 5,500	$ 115,993	$(112,876)	$ 8,617
Additional Paid In Capital		1,500		1,500
Net Income (Loss) for the Year Ended June 39, 2009			(3,545)	(3,545)
Balance, June 30, 2009	$ 5,500	$117,493	$(116,421)	$ 6,572
Additional Paid In Capital		4,200		4,200
Net Income (Loss) for the Year Ended June 30, 2010			(4,629)	(4,629)
Balance, June 30, 2010	$ 5,500	$121,693	$(121,050)	$ 6,143

See Notes to Financial Statements.

A.M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF GENERAL CREDITORS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

There are no liabilities subordinated to the claim of general creditors.

See Notes to Financial Statements.

A.M. OPPENHEIMER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

1. Organization and Nature of Business:

   A.M. Oppenheimer Securities, Inc. (The Company) is a licensed broker-dealer limited to wholesaling and retailing of public placements of limited partnership interests and to the sale of privately-held companies under the jurisdiction of FINRA (Financial Industry Regulatory Authority). The Company is a California corporation that is a wholly-owned subsidiary of A.M. Oppenheimer, Inc.

   The principle revenues generated by the Company are service income, interest income, dividend income, and income from investments.

2. Summary of Significant Accounting Policies:

   The Company records assets, liabilities, income and expenses on the accrual basis in accordance with accounting principles generally accepted in the Untied States of America.

3. Income Taxes:

   The Company files federal and state income tax returns annually.

4. Common Stock:

   The Company is a wholly-owned subsidiary of A.M. Oppenheimer, Inc. The Company has issued 5,500 shares at $1 par value for a total of $5,500. The parent corporation, A.M. Oppenheimer, Inc. is owned 100 percent by Allen M. Oppenheimer, who is also the president of both corporations.

Timothy A. Coons, CPA PhD.
8677 Villa La Jolla Drive #1110
La Jolla, California 92037
619-846-0756
Fax 866-419-9560
A PCAOB SEC Registered CPA Firm

Independent Auditor's – Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
A.M. Oppenheimer Securities, Inc.
La Jolla, California

I have audited the accompanying financial statements of A.M. Oppenheimer Securities, Inc. as of and for the years ended June 30, 2010 and 2009, and have issued my report thereon dated July 29, 2010. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 11 to 14 is presented for the purposes of additional analysis and is not considered a required part of the basic financial statements, but is supplementary information required under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Timothy A. Coons, CPA PhD.

July 29, 2010

A.M. OPPENHEIMER SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
JUNE 30, 2010 AND 2009

	Year Ended June 30, 2010	Year Ended June 30, 2009
Total Shareholder's Equity	$ 6,143	$ 6,572
Shareholder's Equity Not Allowable	-	-
Total Shareholder's Equity Qualified for Net Capital	6,143	6,572
Total Non-Allowable Assets	-	-
Net Capital before Haircuts on Securities Position	6,143	6,572
Haircuts on Securities	-	-
Net Capital	6,143	6,572
Minimum Net Capital Requirement (6.667% of Current Liabilities)	-	-
Minimum Dollar Net Capital Required	5,000	5,000
Net Capital Requirement- (the larger of the minimum percentage and dollar amonts)	5,000	5,000
Net Capital	6,143	6,572
Net Capital Requirement	5,000	5,000
Excess Net Capital	1,143	1,572

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities from Statement of Financial Condition	-	-
Total Aggregate Indebtedness	-	-
Percentage of Aggregate Indebtedness to Net Capital	0%	0%
Percentage of Debt to Debt-Equity in accordance with Rule 15c-1	0%	0%

A.M. OPPENHEIMER SECURITIES, INC.
SCHEDULE II
COMPUTATION OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
FOR THE YEAR ENDED JUNE 30, 2010

Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

	Dealer's Unaudited Report 6/30/2010	Audited Report 6/30/2010	Difference
Total Shareholder's Equity	$ 6,143	$ 6,143	$ -
Shareholder's Equity Not Allowed	-	-	-
Total Shareholder's Equity Qualified For Net Capital	6,143	6,143	-
Total Non-Allowable Liabilities (See Schedule B)	-	-	-
Total Non-Allowable Assets (See Schedule C)	-	-	-
Net Capital before Haircuts on Security Positions	6,143	6,143	-
Haircuts on Securities	-	-	-
Net Capital	$ 6,143	$ 6,143	$ -

Schedule A – Reconciliation of Shareholder's Equity

Deficit – June 30, 2009	$(116,421)
Net Income (Loss) per Audit Report	(4,629)
Dividends Paid	-
Capital Stock	5,500
Additional Paid in Capital	121,693
Total Shareholder's Equity – June 30, 2010	$ 6,143

A.M. OPPENHEIMER SECURITIES, INC.
SCHEDULE II (CONTINUED)
COMPUTATION OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
FOR THE YEAR ENDED JUNE 30, 2010

	Dealer's Unaudited Report 6/30/2010	Audited Report 6/30/2010	Difference
Schedule B – Reconciliation of Non-Allowable Liabilities			
Liabilities subordinated to Claims of General Creditors	$ -	$ -	$ -
Schedule C – Reconciliation of Non-Allowable Assets			
Non-Allowable Assets	$ -	$ -	$ -
Reconciliation of Computation of Net Capital			
Minimum Net Capital Requirement (6.67% of Current Liabilities)	$ -	$ -	$ -
Minimum Dollar Net Capital Requirement	$ 5,000	$ 5,000	$ -
Net Capital Requirement	$ 5,000	$ 5,000	$ -
Net Capital at June 30, 2010	$ 6,143	$ 6,143	$ -
Net Capital Requirement	$ 5,000	$ 5,000	$ -
Excess Net Capital	$ 1,143	$ 1,143	$ -

A.M. OPPENHEIMER SECURITIES, INC.
SUPPLEMENTARY INFORMATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2010 AND 2009

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section k(2)(i) "Special Account for the Exclusive Benefit of Customers"

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section k(2)(i) "Special Account for the Exclusive Benefit of Customers"

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560
A PCAOB SEC Registered CPA Firm

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
A.M. Oppenheimer Securities, Inc.
La Jolla, California

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below to the accompanying Schedules of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) and General Assessment Reconciliation (SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to June 30, 2010, solely to assist you and the other specified parties in evaluating A.M. Oppenheimer Securities, Inc.'s compliance with applicable instructions of these forms. A.M. Oppenheimer Securities, Inc.'s management is responsible for A.M. Oppenheimer Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

I compared the listed assessment payments in form SIPC-7 with respective cash disbursement record entries from the canceled check and noted no differences;

I compared the Total Revenue amounts of the audited report for the year ended June 30, 2010 with the amounts reported in Form SIPC-7 for the period July 1, 2009 to June 30, 2010 noting no differences;

I compared any adjustments reported in Forms SIPC-7T and SIPC-7 with supporting schedules and working papers and noted no differences;

I proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.



Timothy A. Coons, CPA PhD

July 29, 2010

Timothy A. Coons, CPA PhD.
8677 Villa La Jolla Drive #1110
La Jolla, California 92037
619-846-0756
Fax 866-419-9560
A PCAOB SEC Registered CPA Firm

Independent Auditor's – Report on Internal Control

The Board of Directors
A.M. Oppenheimer Securities, Inc.
La Jolla, California

In planning and performing my audit of the financial statements and supplemental schedules of A.M. Oppenheimer Securities, Inc., for the year ended June 30, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-3(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, I did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications, and comparisons, 2) Recordation of differences required by Rule 17a-13, or 3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of

America. Rule 17a-5(5) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be weakness as defined above.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17c-5(g) of the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Timothy A. Coons, CPA PhD.
July 29, 2010

A.M. Oppenheimer Securities, Inc.
Audited Financial Statements
For The Years Ended
June 30, 2010 and 2009

A.M. OPPENHEIMER SECURITIES, INC.

JUNE 30, 2010 AND 2009

CONTENTS